                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                                                  OMB Number: 3235-0145
                                                  Expires: October 31, 2002
                                                  Estimated average burden
                                                  hours per response. . . 14.9
                                                  ----------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Anthony & Sylvan Pools Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    036762102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Stuart D. Neidus, Chariman and Chief Executive Officer
                       Anthony & Sylvan Pools Corporation
                                 6690 Beta Drive
                          Mayfield Village, Ohio 44143
                                 (440) 720-3301
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Ralph T. King

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ................................................................

           (b) ................................................................

--------------------------------------------------------------------------------

      3.    SEC Use Only.......................................................


--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) Not applicable.

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization:   U.S.

--------------------------------------------------------------------------------

Number of                 7.     Sole Voting Power:    0
Shares                    -----------------------------------------------------
Beneficially              8.     Shared Voting Power:    0
Owned by                  -----------------------------------------------------
Each                      9.     Sole Dispositive Power:    0
Reporting                 -----------------------------------------------------
Person With               10.    Shared Dispositive Power:    0
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11): 0

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions)

      Mr. King owned shares as Trustee of a Revocable Trust and as Trustee of a family foundation.

--------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

This Amendment relates to the sale of all shares of common stock of Anthony & Sylvan Pools Corporation owned by Ralph T. King as trustee of a revocable trust and as trustee of a family foundation.

ITEM 2.  IDENTITY AND BACKGROUND

Mr. King is currently retired and formerly served as the Chairman of the Board of Essef Corporation, the prior parent of the Issuer.

ITEM 3.  PURPOSE OF TRANSACTION

Mr. King sold all remaining Common Shares owned by the Ralph T. King Revocable Trust and by the King Foundation.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

Mr. King sold 337,169 shares from the above identified revocable trust and family foundation in a private transaction at $7.15 per share for an aggregate amount of $2,410,758.35.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 6. MATERIAL TO BE FILED AS EXHIBITS
Not applicable.

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Ralph T. King
                                       ----------------------------------------

Dated :  May 9, 2002